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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Centennial Communications Corp.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
15133V208
(CUSIP Number)
Robert L. Friedman
Blackstone Management Associates III L.L.C.
345 Park Avenue
New York, New York 10154
(212) 836-9805
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 2, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	15133V208	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Blackstone CCC Capital Partners L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		12,070,631

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,070,631

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	12,070,631

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	15133V208	Page	3	of	11

1	NAMES OF REPORTING PERSONS: Blackstone CCC Offshore Capital Partners L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		2,191,087

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,191,087

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,191,087

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	15133V208	Page	4	of	11

1	NAMES OF REPORTING PERSONS: Blackstone Family Investment Partnership III L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		910,325

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		910,325

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	910,325

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	15133V208	Page	5	of	11

1	NAMES OF REPORTING PERSONS: Blackstone Management Associates III L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		15,172,043

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,172,043

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	15,172,043

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	15133V208	Page	6	of	11

1	NAMES OF REPORTING PERSONS: Peter G. Peterson

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		15,172,043

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,172,043

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	15,172,043*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
* Peter G. Peterson expressly disclaims beneficial ownership of the shares of Centennial Communications Corp. beneficially owned by Blackstone CCC Capital Partners L.P., Blackstone CCC Offshore Capital Partners L.P., Blackstone Family Investment Partnership III L.P., Blackstone Management Associates III L.L.C. and Stephen A. Schwarzman.

CUSIP No.	15133V208	Page	7	of	11

1	NAMES OF REPORTING PERSONS: Stephen A. Schwarzman

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		15,172,043

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,172,043

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	15,172,043*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
* Stephen A. Schwarzman expressly disclaims beneficial ownership of the shares of Centennial Communications Corp. beneficially owned by Blackstone CCC Capital Partners L.P., Blackstone CCC Offshore Capital Partners L.P., Blackstone Family Investment Partnership III L.P., Blackstone Management Associates III L.L.C. and Peter G. Peterson.

Page 8 of 11 Pages
     This Amendment No. 4 (this “Amendment”) further amends and supplements the Statement on Schedule 13D (the “Schedule 13D”), filed on January 19, 1999, and amended by Amendment No. 1 thereto filed on September 17, 2003, Amendment No. 2 thereto filed on November 12, 2003 and Amendment No. 3 thereto filed on July 31, 2006, relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Centennial Communications Corp., a Delaware corporation (the “Company”), by Blackstone CCC Capital Partners L.P., a Delaware limited partnership (“BCP CCC”), Blackstone CCC Offshore Capital Partners L.P., a Cayman Islands exempted limited partnership (“BCP CCC Offshore”), Blackstone Family Investment Partnership III L.P., a Delaware limited partnership (“BFIP III” and together with BCP CCC and BCP CCC Offshore, the “Blackstone Partnerships”), Blackstone Management Associates III L.L.C., a Delaware limited liability company (“BMA III”), Mr. Peter G. Peterson and Mr. Stephen A. Schwarzman (the foregoing, collectively, the “Reporting Persons”). This Amendment is being filed to update the Schedule 13D in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.
ITEM 4. PURPOSE OF THE TRANSACTION
     Item 4 is hereby amended and supplemented to add the following information immediately prior to the last paragraph thereof:
     On March 2, 2007, the Blackstone Partnerships completed an offering (the “Offering”) of an aggregate amount of 10,000,000 shares of common stock at $7.95 per share of Centennial Communications Corp. (“Centennial”) to Lehman Brothers Inc. through a registered public offering. Following the Offering, the Blackstone Partnerships beneficially own 15,172,043 shares of common stock of Centennial.
     BCP CCC sold 7,955,839 shares of common stock and beneficially owns 11.4% of the outstanding common stock. BCP CCC Offshore sold 1,444,160 shares of common stock and beneficially owns 2.1% of the outstanding common stock and BFIP III sold 600,001 shares of common stock and beneficially owns 0.9% of the common stock. The percentage of shares of common stock beneficially owned by the Blackstone Partnerships after the offering is 14.3%.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     Items 5(a) and (b) are hereby amended and supplemented as follows:
     (a) and (b), the Blackstone Partnerships beneficially own 15,172,043 shares of common stock of Centennial or 14.3% of the shares of Centennial’s outstanding common stock. The Blackstone Partnerships beneficially own these shares as follows:

		Percentage of Class of
	Shares of Common Stock	Common Stock
BCP CCC	12,070,631	11.4%
BCP CCC Offshore	2,191,087	2.1%
BFIP III	910,325	0.9%

Page 9 of 11 Pages
     After the Offering, the Blackstone Partnerships, acting through their sole general partner BMA III have the sole power to vote or direct the vote of, and to dispose or to direct the disposition of, the common stock respectively owned by them. As a result, BMA III may be deemed to beneficially own the shares of common stock directly owned by the respective Blackstone Partnerships of which it is the general partner. The Founding Members of BMA III have shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of common stock that may be deemed to be beneficially owned by BMA III. As a result, each of such Founding Members may be deemed to beneficially own the shares of common stock that BMA III may be deemed to beneficially own. The Founding Members disclaim beneficial ownership of such shares.
     Item 5(c) is hereby amended as follows:
     (c) The information contained in Item 4 above is incorporated herein by reference as if restated in full.

Page 10 of 11 Pages
SIGNATURE
     After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
March 2, 2007

BLACKSTONE CCC CAPITAL PARTNERS L.P.

By:	Blackstone Management Associates III L.L.C., its general partner

	By:	/s/ Robert L. Friedman

Name: Robert L. Friedman Title: Member

BLACKSTONE CCC OFFSHORE CAPITAL PARTNERS L.P.

By:	Blackstone Management Associates III L.L.C., its general partner

	By:	/s/ Robert L. Friedman

Name: Robert L. Friedman Title: Member

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP III L.P.

By:	Blackstone Management Associates III L.L.C., its general partner

By:	/s/ Robert L. Friedman

Name: Robert L. Friedman Title: Member

Page 11 of 11 Pages

BLACKSTONE MANAGEMENT ASSOCIATES III L.L.C.

By:	/s/ Robert L. Friedman

Name: Robert L. Friedman Title: Member

PETER G. PETERSON

By:	/s/ Peter G. Peterson

STEPHEN A. SCHWARZMAN

By:	/s/ Stephen A. Schwarzman